

March 28, 2011

Edward A. Mammone
Principal Accounting Officer
Westwood One, Inc.
1166 Avenue of the Americas
New York, NY 10036

      Re: Westwood One, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2009
      Filed on March 31, 2010
      File No. 001-14691

Dear Mr. Mammone:

      We have completed our review of your Form 10-K and have no further comments at this time.

                          Sincerely,

                          Lyn Shenk
                          Branch Chief